SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 09, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

MATERIAL FACT

Brasil Telecom S.A. (“Company”), in compliance with CVM (Brazilian Securities and Exchange Commission) Instructions 359/02 and 319/99, hereby discloses to the market the terms of the merger of its controlled company MTH Ventures do Brasil Ltda., with headquarters in the city and state of São Paulo, at Avenida das Nações Unidas n° 12,901, 27° andar, conjunto 2701, Sala02, Torre Oeste, Centro Empresarial Nações Unidas, registered under corporate taxpayer registration number 02.914.967/0001 -37, with its constitution acts duly filed at the São Paulo board of trade – JUCESP under the board of trade number 35.215.477.838 (“MTH”, and, along with the Company jointly referred to as “Companies”) (the “Merger”), which shall be submitted to the Company’s shareholders in Ordinary General Shareholders’ Meeting summoned for April 10, 2007.

1. Objectives of the Merger.

1.1. The Company is the holder of 327,000,000 (three hundred and twenty seven million) quotes, with face value of R$ 1.00 (one real) each, representing 100.00% (one hundred percent) of MTH’s capital stock.

1.2. The Merger is justified since it integrates the corporate restructuring project of the companies that are direct or indirectly controlled by the Company.

1.3. MTH does not have operational activity, being a holding company, its Merger will simplify the Company’s corporate structure, generating greater administrative and operational efficiency, reducing costs.

2. Goodwill Benefit

2.1. The goodwill registered by the Company in the amount of R$ 110,366,049.36 (one hundred and ten million, three hundred and sixty six thousand, forty nine reais and thirty six cents of real), originated from the acquisition of MTH’s quotes and related to its expected future profitability, will be, due to the Merger, fiscally amortized by the Company, in compliance with the terms of the tax legislation in effect, within 05 (five) years.

3. Acts which preceded the operation.

3.1. In light of the implementation of the Merger, the following acts were executed until the present date:

(a) On February16, 2007, the Protocol and Merger Justification (“Protocol and Justification”) were signed by the Company’s managements;

(b) On February 27, 2007, the evaluation of MTH’s shareholders’ equity report (“Evaluation Report”) was issued; and

(c) On February 27, 2007, the Company’s Fiscal Council issued a favorable opinion to the Merger.

4. Substitution ratio, number and type of shares.

4.1. In light that the Company holds all of MTH’s quotes, new shares will not be issued to replace the rights for the shares that will be extinguished and, consequently, article 264 of Law 6,404/76 will not be applicable. For the same reason, there is no assumption for recess, once there are no minority shareholders in MTH.

5. Criteria for evaluation of MTH’s shareholders’ equity and treatment of shareholders’ equity mutations.

5.1. MTH’s shareholders’ equity was evaluated with a base date of January 31, 2007 (“Base Date”), based on the balance sheet issued specifically for this purpose, based on its accounting value (worth value), by Instituto Técnico de Consultoria e Auditoria – ITECON, with address at SCS Quadra 05, Bloco B, Sobreloja 127, in Brasília, Federal District, registered under Corporate Taxpayer Registration number 24.927.253/0001 -73 and registered at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) in compliance with Declaratory Act number 3,245, dated January 5, 1995, whose contracting will be subject of deliberation by the Company’s General Shareholders’ Meeting, summoned for April 10, 2007.

5.2. MTH’s assets will be transferred to the Company for its accounting values, with the mere replacement by book value, in its accounting books, once the Company holds all of MTH’s capital stock.

5.3. MTH’s operations and asset related changes, verified between the Base Date and the Company’s General Shareholders’ Meeting summoned for April 10, 2007, shall be included. With the approval of the Merger operation, the repercussion of the effects of these operations and changes registered in MTH, as of the Base Date, will be absorbed by the Company.

6. Company’s Capital Stock after the Merger.

6.1. In light that the Company holds all of MTH’s capital stock, the Merger shall be executed without capital increase for the Company and MTH’s quotes held by the Company will be extinguished, in compliance with article 226, 1st paragraph of Law 6,404/76. Thus, the Company’s By-Laws will not suffer any changes due to the Merger.

7. Costs.

7.1. The estimated costs for the Company due to the execution of the Merger operation will be of approximately R$ 80,000.00 (Eighty thousand reais), being included the expenses with publishing, evaluators, lawyers and all other technical professionals hired to advise the operation.

8. Further information about the operation.

8.1. The completion of the Merger will lead to the extinction of MTH, which shall be succeeded by the Company for universal purposes, in all its assets, rights and obligations.

8.2. The Instituto Técnico de Consultoria e Auditoria – ITECON declares it does not have any relations that may generate conflicts of interests or community of interests, actual or potential, with the Company’s or MTH’s controlling shareholders or, still, related to the Merger itself.

9. Documents availability.

9.1. Finally, we inform that (i) the Evaluation Report, and (ii) the Protocol and Merger Justification, as well as (iii) the Minutes of the Company’s Fiscal Council’s Meeting containing a favorable report for the Merger will be made available to the Company’s shareholders for analysis, as of this date, from 9:00 a.m. and 5:00 p.m., at the Company’s headquarters at SIA/Sul – ASP – Lote “D” – Bloco “B”, in the city of Brasília, Federal District. A copy of this material will be available at the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários) and at the São Paulo Stock Exchange (Bovespa – Bolsa de Valores de São Paulo) as of this date, as well as at the Company’s official website. The Company’s shareholders who wish to query and analyze the documents that are going to be made available, as abovementioned, must schedule the date and time for the visit at phone (55 61) 3415-1140 at the Investor’s Relations Office.

Brazil, Brasília, March 10th, 2007.

Brasil Telecom S.A.
Charles Laganá Putz
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.